R3 ENTERPRISE CORP. 1-A

Exhibit 2(c)

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

R3 ENTERPRISE CORP

The Articles of Incorporation of R3 Enterprise Corp, filed on September 16, 2025 in the State of Kentucky, File Number 1494789.09, are amended as follows:

Article II:	The number of shares the corporation is authorized to issue is:

100,000 Shares of Common Stock at no par value

7,500,000 Shares of Series A Preferred Shares at $1 per shares

This filing will be effective on Monday, March 23, 2026.

I declare under penalty of perjury under the laws of the State of Kentucky that the foregoing is true and correct.

By: Gregory K. Rushing, President,

Chairman and Majority Shareholder

By: David D. Jones, Esq.

Vice President & Secretary